Putnam Small Cap Value Fund

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for        Votes against         Abstentions
25,824,442         1,133,136             956,228


All tabulations are rounded to the nearest whole number.